BORNEO RESOURCE INVESTMENTS LTD.

11/F, Admiralty Centre, Tower 2

18 Harcourt Road, Admiralty

Hong Kong

852-9377-6536

Via EDGAR

March 17, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attention: John Reynolds, Assistant Director

George Schuler, Mining Engineer

Re: Borneo Resource Investments Ltd.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 000-54707

Messrs. Reynolds and Schuler:

Thank you for your letter dated March 2, 2015.  We did not receive the initial comment letter, dated December 23, 2014, as it was mailed to our former address.

Since receiving the letter with your comments on the above captioned filing on March 3, 2015, we have been working diligently on an amendment to the referenced Form 10-K and correspondence responding to the comment letter. However, we need some additional time in which to complete our work as we are occupied with our annual audit in addition to answering the comments.

We hereby request an extension of time until March 31, 2015 to respond to your comment letter.

Please confirm.

Sincerely,

/s/ Nils A. Ollquist

Nils A. Ollquist

Chief Executive Officer